SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 06, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time        IMMEDIATE
Date               3 July 2009
Number               12/09

SALE OF YABULU NICKEL REFINERY, QUEENSLAND, AUSTRALIA

BHP Billiton is pleased to announce it has signed an agreement to sell the Yabulu nickel refinery to companies wholly owned by Professor Clive Palmer. It is expected that the sale will be finalised by 31 July 2009. The terms of the sale are confidential, however both BHP Billiton and Professor Palmer have sought to provide that, at sale completion, working capital and access to funds are sufficient to enable the business to commence as a going concern under Professor Palmer's ownership.

BHP Billiton Stainless Steel Materials President, Jimmy Wilson, said the result was an outstanding outcome for all parties, and reflected a deep commitment of both Professor Palmer and the Queensland Government to the continued operation of the refinery:

“We are pleased that BHP Billiton and Professor Palmer have reached this agreement, which provides greater certainty to the workforce and the surrounding community. Professor Palmer is deeply committed to the continued operation of Yabulu and we wish him and all those working at Yabulu every success for the future.

“Communications with our workforce, suppliers, customers and the community will begin immediately and will continue over the coming weeks to facilitate a smooth transition to the new owner,” he said.

Further to this Mr Wilson acknowledged the support for the transaction provided by the Queensland Government:

“The Premier of Queensland played a pivotal role in ensuring the change in ownership was feasible for both parties to this transaction, in affirming that the continued operation of the refinery was important to Queensland and that there would be no change in licensing or other arrangements from that currently prevailing.”

BHP Billiton will write-down the carrying value of Yabulu by an estimated US$500 million and a further estimated US$175 million of unrecoverable tax benefits. These write downs will be reported as exceptional items in the results of the Group for the year ended 30 June 2009.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Peter Ogden, Media Relations
Tel: +61 3 9609 2812 Mobile: +61 428 599 190
email: Peter.Ogden@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

South Africa
Bronwyn Wilkinson, Investor and Media Relations
Tel: +44 20 7802 4015 Mobile: +44 7500 785 892
email: Bronwyn.Wilkinson@bhpbilliton.com

United Kingdom
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : July 06, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary